UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR
___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

PFIZER INC 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pharmacia Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Effective January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan, a defined contribution retirement plan of Pfizer Inc.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP
Memphis, Tennessee
June 25, 2008

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2007	2006

Assets:
Investments, at fair value:
Pfizer Inc common stock	$236,281	$320,097
Pfizer Inc preferred stock	126,903	233,139
Common/collective trust funds	1,188,144	1,156,469
Fixed income investments	581,094	626,076
Mutual funds	446,665	438,657
	2,579,087	2,774,438
Loans to participants	23,321	29,162
Total investments, at fair value	2,602,408	2,803,600

Receivables:
Company contributions	1,247	9,899
Participant contributions	2,032	2,922
Receivable for securities sold	366	--
Dividends and interest	1,467	2,333
Total receivables	5,112	15,154

Total assets	2,607,520	2,818,754

Liabilities:
Notes payable	--	(12,371)
Interest payable	--	(6,432)
Payable for securities purchased	(621)	--
Investment management fees payable	(403)	(1,176)
Total liabilities	(1,024)	(19,979)

Net assets available for plan benefits, at fair value	2,606,496	2,798,775

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(3,776)	274

Net assets available for plan benefits	$2,602,720	$2,799,049

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(in thousands of dollars)	2007	2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$ 77,612	$ 246,604
Interest income	32,230	35,114
Dividend income	24,734	25,650
Interest income on participants' loans	1,904	1,864
	136,480	309,232
Less: investment management fees	(1,646)	(2,192)
	134,834	307,040
Contributions:
Participant	78,979	81,866
Company	53,696	52,740
Rollovers	2,715	6,940
	135,390	141,546

Total additions, net	270,224	448,586

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(425,811)	(388,852)
Transfers out of Plan	(40,742)	--
Interest expense on notes payable	--	(1,377)
Total deductions	(466,553)	(390,229)

Net increase/(decrease)	(196,329)	58,357

Net assets available for plan benefits:
Beginning of year	2,799,049	2,740,692
End of year	$2,602,720	$2,799,049

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

1.    Description of the Plan

The following brief description of the Pharmacia Savings Plan (the Plan) is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement plan with two component parts: a Section 401(k) plan and a Section 401(m) plan. The Section 401(m) plan consists of Employee Stock Ownership Plan (ESOP) funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP.  The Pharmacia ESOP Funds consist of a Preferred ESOP Fund (which holds Pfizer preferred stock released from a leveraged ESOP whose exempt loan was fully repaid in January 2007); and a Common ESOP Fund (which holds Pfizer common stock released from a leveraged ESOP whose exempt loan was repaid in June 2007). The Plan covers substantially all domestic employees of Pfizer Inc (the Company) not otherwise covered by another defined contribution retirement plan of the Company.

The Plan is part of the Pharmacia Retirement Choice Program (Choice Program) available to all employees, except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence program, those covered under a specifically designated severance package, or those covered under another comparable Company program. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1, which provides greater pension plan benefits, or Option 2, which provides greater savings plan benefits.

Effective April 1, 2007, Pfizer Pharmaceuticals LLC (PPLLC), a subsidiary of the Company, adopted the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) which generally mirrors the provisions of the Plan.  The Pharmacia Puerto Rico Savings Plan was established for the benefit of certain employees and former employees of PPLLC who legally reside in Puerto Rico and is intended to be a tax-qualified plan under the Puerto Rico Internal Revenue Code of 1994, as amended (P.R. Code).  As of April 1, 2007, those employees were no longer eligible to participate in the Plan.  Effective April 1, 2007, a Puerto Rico-based trust, the Pharmacia Savings Plan for Residents of Puerto Rico (PR Trust), was established with Banco Popular de Puerto Rico as Trustee, to hold the assets of the Pharmacia Puerto Rico Savings Plan, and  assets in the amount of $40.7 million, representing the account balances of all affected participants in the Plan and all assets attributable to such account balances, were transferred to the Pharmacia Puerto Rico Savings Plan and its underlying PR Trust.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan.  Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances were transferred into investment options offered by the Pfizer Savings Plan as of that date.  The Company matching contribution formula elected by the participant under the Choice Program as of December 31, 2007, remains in effect under the Pfizer Savings Plan.

Plan Administration
The Administrative Committee - U.S. Plans of Pfizer Inc is responsible for administering the Plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Global Benefits Investment Committee of Pfizer Inc is responsible for monitoring the Plan investments.

Administrative Expenses
The Plan pays certain outside service provider expenses (e.g., investment manager) incurred in the operation of the Plan. Certain other expenses are paid by the Company.

Contributions
Participants (other than Puerto Rico participants) may elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their compensation, as defined in the Plan Document.  Prior to April 1, 2007, Puerto Rico participants could elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their compensation, as defined in the Plan Document. Contributions are subject to certain restrictions under the U.S. Code, and for the Puerto Rico participants, contributions are also subject to certain additional restrictions under the P.R. Code. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other employer sponsored savings plans that are qualified under the P.R. Code or U.S. Code or both, and certain IRAs.

For employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Participants hired, rehired, or newly eligible after October 1, 2005, are automatically enrolled in Option 2.  Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. Under Option 2 of the Choice Program, there is an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which is based on the participant's ages as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections.

For Puerto Rico participants prior to April 1, 2007, the Company matched 100% of participant contributions, from 1% to 5% of compensation in the form of preferred stock or cash within the Preferred ESOP Fund.

The Company contributed to the Common and Preferred ESOP Funds cash amounts that were necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Company dividends paid to each ESOP and certain other funds were also used to repay the outstanding ESOP debt.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options
Choice Program Participants
Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan Document.

Plan participants eligible for the Choice Program were provided with fund options as outlined below.

a)	Income Fund
b)	BGI Core Bond Fund
c)	Value Stock Fund
d)	Large Company Stock Fund
e)	Large Cap Growth Fund
f)	Mid/Small Company Stock Fund
g)	International Stock Fund
h)	Pfizer Common Stock Fund
i)	Any combination of the above, provided that a minimum of 5% and a multiple of 1% is directed to each fund selected.

Participants may change their investment elections as often as once a day.

A self-directed brokerage account is an investment option. Participants can choose from about 4,600 mutual funds with varying degrees of potential risk and return.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Pre-Mix Fund, the Moderate Pre-Mix Fund, the Moderately Aggressive Pre-Mix Fund, and the Aggressive Portfolio Pre-Mix Fund.  Investments in the BGI Core Bond Fund, Large Company Stock Fund, Mid/Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, Company matching contributions for up to the first 5% of compensation and earnings thereon are only posted to the Pharmacia ESOP Funds.

Other Plan Participants
Investment fund options available to all Plan participants currently not included in the Choice Program (primarily participants employed in Puerto Rico) are listed below.

a)	Income Fund
b)	American Balanced Fund
c)	Indexed Stock Fund
d)	Neuberger & Berman Guardian Equity Fund
e)	American Century Ultra Fund
f)	Templeton Foreign Fund
g)	Pfizer Common Stock Fund
h)	Any combination of the above, provided that a minimum of 5% and a multiple of 1% is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

From January 2006 to May 2006, the Company match for Puerto Rico participants was funded with shares of preferred stock.  The Preferred ESOP Fund allocated shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated was equivalent to the Company match. During June 2006, the match was partially funded in preferred shares and partially funded in cash.  Beginning in July 2006, the Company match was funded to the Pfizer Common Stock Fund which was accomplished by contributing cash to the trust which was then used to purchase Pfizer common stock in the open market.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company matching contributions out of the Preferred ESOP Fund and/or the Common ESOP Fund from age 55 to age 40. A participant who has attained age 40 may diversify up to 25% of their total units in the Preferred ESOP Fund and/or the Common ESOP Fund .  The amount of total units eligible for diversification increases 25% each 5 years through age 55 at which time the participant may diversify 100% of their units in the funds.  U.S. participants who were age 50 as of December 31, 2005 continue to be able to diversify 100% of their units, as well as any future Company matching contributions.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify all of their Company matching contributions into the other available investment fund options at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into the other available investment fund options at any time after the contributions have been made to their account.

The Northern Trust Company (Northern Trust) is trustee for the Plan. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments. To the extent any Plan assets are so invested, they are invested in funds managed by Northern Trust. Northern Trust is a party-in-interest and a related party to the Plan.

Loans to Participants
The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of five hundred dollars up to a maximum equal to the lesser of 50% of their vested account balance or fifty thousand dollars (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest rates on outstanding loans ranged from 4.75% to 10.50% at both December 31, 2007 and 2006. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  U.S. participants are subject to an additional 10% penalty tax.

Benefit Payments
Benefits are paid either in cash or in cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund and the Pharmacia ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals
Participants may also elect to make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination
The Plan merged with the Pfizer Savings Plan effective January 1, 2008.  The Company expects to continue the Pfizer Savings Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors or its authorized designee. In the event of termination of the Pfizer Savings Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Pfizer Savings Plan will at any time revert to the Company except as otherwise permitted under ERISA.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 7.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of increase or decrease to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Common stock is valued at the quoted market price as of the last business day of the Plan year. Shares of mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Fixed income investments consist of synthetic investment contracts (SICs) which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, because these investments are fully benefit-responsive (see Note 5). Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Pfizer preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder's option into 2.57487 shares of Pfizer common stock.  It may also be redeemed by Pfizer Inc at a per share equivalent stated value of $40.30.  Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer preferred stock was valued at $58.53 at December 31, 2007 and $66.69 at December 31, 2006 based on the closing Pfizer common stock price of $22.73 on December 31, 2007 and $25.90 on December 31, 2006.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments, which consists of realized gains and losses and the unrealized appreciation/(depreciation) on those investments, and the change in contract value of the SICs.

Risks and Uncertainties
Investment securities, including Pfizer Inc common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their fair values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Reclassifications
Certain 2006 balances have been reclassified to be consistent with the current year presentation.

Recently Issued Accounting Standards Not Adopted as of December 31, 2007
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157) and in February 2008, issued Financial Staff Position No. 157-2, Effective Date of FASB Statement No.157. Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities.  SFAS 157 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The provisions of SFAS 157 are effective for the Plan on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on net assets available for plan benefits.

3.    Tax Status of the Plan

The Plan obtained its latest determination letter dated July 17, 2003 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the accompanying financial statements.

4.    Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(in thousands of dollars)	2007	2006

Barclays Global Investors Equity Index Fund	$487,707	$504,875
Pfizer Inc common stock (10,395,103 and 12,358,975 shares, respectively)*	236,281	320,097
AEGON Global Wrap Contract (synthetic investment contract)	347,575	360,407
Pfizer Inc preferred stock (2,168,281 and 3,495,909 shares, respectively)*	126,903	233,139
Barclays Global Investors Intermediate Government Credit Bond Fund**	--	221,804
Barclays Global Investors US Debt Index Fund	230,862	--
Barclays Global Investors Extended Market Equity Index	156,827	149,398
Fidelity Growth Company Fund	222,758	196,784
Dodge & Cox Stock Fund	195,688	213,783
Capital Guardian International Non-U.S. Equity Fund	287,107	246,114

   *  Nonparticipant-directed shares (See Note 6)
**This fund was replaced by the Barclays Global Investors Core Bond Fund effective January 1, 2007

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Years ended December 31,
(in thousands of dollars)	2007	2006

Mutual funds	$42,135	$49,804
Pfizer Inc common stock	(30,651)	34,231
Pfizer Inc preferred stock	(18,792)	20,647
Common/collective trust funds	84,920	141,922
	$77,612	$246,604

 5.    Investment Contracts with Insurance Companies

The Plan's fixed income investments consist primarily of fully benefit-responsive SICs. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2007, the Plan held SICs with a contract value of approximately $577 million and a fair value of approximately $581 million.  At December 31, 2006, the Plan held SICs with both a contract value and a fair value of approximately $626 million.

SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund.  "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 5.2% for both 2007 and 2006. The crediting interest rates were approximately 5% for both 2007 and 2006.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.    Nonparticipant-Directed Investments and Notes Payable

The Plan includes the following nonparticipant-directed funds: Pfizer Common Stock Fund, Preferred ESOP Fund and Common ESOP Fund. These funds and their related activity were as follows:

Pfizer Common Stock Fund
Effective April 1, 1999, the Pfizer Common Stock Fund (formerly known as the Pharmacia Common Stock Fund) was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, prior to March 2007, certain Company contribution balances (and earnings thereon) within the Pfizer Common Stock Fund could only be transferred out of the fund into other investment options after participants satisfied certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Pfizer Common Stock Fund:

	December 31,
(in thousands of dollars)	2007	2006

Net Assets:
Investments, at fair value:
Common/collective trust funds	$1,583	$1,160
Pfizer Inc common stock	94,491	138,297
Total investments	96,074	139,457

Receivables:
Company contributions	9	8
Participant contributions	45	111
Dividends and interest	6	6
Total receivables	60	125

Liabilities:
Pending transfers to participant-directed investment funds	(368)	--
Total liabilities	(368)	--

Net assets available for plan benefits	$95,766	$139,582

	Years ended December 31,
(thousands of dollars)	2007	2006
Changes in Net Assets:
Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$(12,962)	$16,064
Interest	150	181
Dividends	5,299	5,736
Total investment income/(loss)	(7,513)	21,981

Participant contributions	2,344	3,372
Company contributions	875	1,562
Participant loan repayments	538	799
Total additions/(reductions)	(3,756)	27,714

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(19,250)	(20,225)
Participant loan transaction transfers, net	(610)	(1,013)
Transfers to other qualified plan	(3,903)	--
Transfers to participant-directed investment funds, net	(16,297)	(17,659)
Total deductions	(40,060)	(38,897)

Net decrease	(43,816)	(11,183)

Net assets available for plan benefits:
Beginning of year	139,582	150,765
End of year	$95,766	$139,582

Preferred ESOP Fund
The Preferred ESOP Fund entered into a financing agreement with the Company on February 1, 1997 which provided access to up to $95 million in financing at the rate of 7.00% per annum. The Preferred ESOP Fund had drawings of $10 million with unpaid interest of $6.4 million outstanding as of December 31, 2006.  The Preferred ESOP Fund debt was fully repaid on January 31, 2007.

The Pfizer Inc preferred stock was maintained in the Preferred ESOP Fund as unallocated. As principal and interest on the borrowings were paid, the preferred shares became available to be allocated to participants' accounts as Company matching contributions.  All previously unallocated preferred stock was allocated to participants in January 2007.

The Preferred ESOP Fund held 2,168,281 preferred shares as allocated and no unallocated shares as of December 31, 2007.  The Preferred ESOP Fund held 3,095,843 preferred shares as allocated and 400,065 preferred shares as unallocated as of December 31, 2006.  Following are the net assets/(liabilities) available for plan benefits and significant components of the changes in net assets/(liabilities) available for plan benefits relating to the Preferred ESOP Fund:

	December 31, 2007
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Common/collective trust funds	$5,750	$7	$5,757
Pfizer Inc preferred stock	126,670	--	126,670
Total investments	132,420	7	132,427

Receivables:
Company contributions	--	--	--
Dividends and interest	1,367	--	1,367
Total receivables	1,367	--	1,367
Total assets	133,787	7	133,794

Liabilities:
Pending transfers to participant-directed investment
funds	(278)	--	(278)
Total liabilities	(278)	--	(278)

Net assets available for plan benefits	$133,509	$7	$133,516

	December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Common/collective trust funds	$--	$1,650	$1,650
Pfizer Inc preferred stock	231,060	2,036	233,096
Total investments	231,060	3,686	234,746

Receivables:
Company contributions	--	8,491	8,491
Dividends and interest	--	2,207	2,207
Total receivables	--	10,698	10,698
Total assets	231,060	14,384	245,444

Liabilities:
Notes payable	--	(10,000)	(10,000)
Interest payable	--	(6,432)	(6,432)
Pending transfers to participant-directed investment
funds	(38)	--	(38)
Total liabilities	(38)	(16,432)	(16,470)

Net assets/(liabilities) available for plan benefits	$231,022	$(2,048)	$228,974

	Year ended December 31, 2007
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in investments	$(12,418)	$206	$(12,212)
Interest	271	7	278
Dividends	8,268	252	8,520
Total investment income/(loss)	(3,879)	465	(3,414)

Company contributions	4,200	--	4,200
Total additions	321	465	786

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(26,082)	--	(26,082)
Transfers (to)/from other investment funds	(59,738)	1,590	(58,148)
Transfers to other qualified plan	(12,014)	--	(12,014)
Total deductions	(97,834)	1,590	(96,244)

Net (decrease)/increase	(97,513)	2,055	(95,458)

Net assets/(liabilities) available for plan benefits:
Beginning of year	231,022	(2,048)	228,974
End of year	$133,509	$7	$133,516

	Year ended December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$7,890	$12,758	$20,648
Interest	241	8	249
Dividends	5,474	1,600	7,074
Total investment income	13,605	14,366	27,971

Company contributions	2,342	8,491	10,833
Allocation of 277,485 shares of Pfizer Inc preferred stock for Company matching contributions	17,985	(17,985)	--
Total additions	33,932	4,872	38,804

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(29,157)	--	(29,157)
Transfers to other investment funds	(10,460)	(8,228)	(18,688)
Interest on notes payable	--	(1,075)	(1,075)
Total deductions	(39,617)	(9,303)	(48,920)

Net decrease	(5,685)	(4,431)	(10,116)

Net assets/(liabilities) available for plan benefits:
Beginning of year	236,707	2,383	239,090
End of year	$231,022	$(2,048)	$228,974

Common ESOP Fund
As of January 1, 2006, the outstanding principal balance on the Common ESOP Fund's external debt was $1.9 million (carrying an interest rate of 8.13%). The external debt was repaid in July 2006.  In addition, the Common ESOP Fund carried a separate internal note payable to the Company. The outstanding principal balance of the internal note as of December 31, 2006 was approximately $2.4 million (carrying an interest rate of 5.71%).  The Common ESOP Fund debt was fully repaid on June 15, 2007.

The proceeds of the borrowings were used to purchase Pfizer Inc common stock. The Pfizer Inc common stock was maintained in the Common ESOP Fund as unallocated. This stock was released for allocation to participants' accounts in accordance with the terms of the Plan.  As of December 31, 2007 and 2006, all previously unallocated common stock had been allocated to participants' accounts.

The Common ESOP Fund held 6,238,002 common shares as allocated as of December 31, 2007 and 7,013,862 common shares as allocated as of December 31, 2006.

Following are the net assets/(liabilities) available for plan benefits and significant components of the changes in net assets/(liabilities) available for plan benefits related to the Common ESOP Fund:

	December 31, 2007
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Common/collective trust funds	$352	$2	$354
Pfizer Inc common stock	141,790	--	141,790
Total investments	142,142	2	142,144

Receivables:
Company contributions	854	--	854
Receivable for securities sold	366	--	366
Dividends and interest	2	--	2
Total receivables	1,222	--	1,222
Total assets	143,364	2	143,366

Pending transfers to participant-directed investment
funds	(427)	--	(427)
Total liabilities	(427)	--	(427)

Net assets available for plan benefits	$142,937	$2	$142,939

	December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Common/collective trust funds	$878	$815	$1,693
Pfizer Inc common stock	181,659	--	181,659
Total investments	182,537	815	183,352

Receivables:
Company contributions	933	--	933
Dividends and interest	4	3	7
Total receivables	937	3	940
Total assets	183,474	818	184,292

Notes payable	--	(2,371)	(2,371)
Total liabilities	--	(2,371)	(2,371)

Net assets/(liabilities) available for plan benefits	$183,474	$(1,553)	$181,921

	Year Ended December 31, 2007
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in investments	$(20,042)	$2,371	$(17,671)
Interest	36	20	56
Dividends	7,619	--	7,619
Total investment income/(loss)	(12,387)	2,391	(9,996)

Company contributions	33,864	--	33,864
Participant loan repayments	7	--	7
Total additions	21,484	2,391	23,875

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(26,143)	--	(26,143)
Transfers to other investment funds	(35,878)	(836)	(36,714)
Total deductions	(62,021)	(836)	(62,857)

Net increase/(decrease)	(40,537)	1,555	(38,982)

Net assets/(liabilities) available for plan benefits:
Beginning of year	183,474	(1,553)	181,921
End of year	$142,937	$2	$142,939

	Year Ended December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in investments	$18,106	$5,606	$23,712
Interest	38	60	98
Dividends	8,790	25	8,815
Total investment income	26,934	5,691	32,625

Company contributions	19,095	--	19,095
Total additions	46,029	5,691	51,720

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(20,332)	--	(20,332)
Transfers to other investment funds	(8,299)	(679)	(8,978)
Interest on notes payable	--	(302)	(302)
Total deductions	(28,631)	(981)	(29,612)

Net increase	17,398	4,710	22,108

Net assets/(liabilities) available for plan benefits:
Beginning of year	166,076	(6,263)	159,813
End of year	$183,474	$(1,553)	$181,921

7.    Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in fixed income funds representing SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits according to the financial statements to the Plan's Form 5500 filed for 2006 and expected to be filed for 2007.

	December 31,
(in thousands of dollars)	2007	2006

Net assets available for plan benefits per the financial statements	$2,602,720	$2,799,049
Adjustment of fixed income investments from contract value to fair value	3,776	(274)
Amounts allocated to withdrawing participants	(2,790)	(1,625)
Deemed distributions	(352)	(349)
Net assets available for plan benefits per Form 5500	$2,603,354	$2,796,801

 The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Years ended December 31,
(in thousands of dollars)	2007	2006

Benefits paid to participants per the financial statements	$425,811	$388,852
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,142	1,973
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(1,973)	(584)
Benefits paid to participants per Form 5500	$426,980	$390,241

 The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2007	2006

Net appreciation in investments per the financial statements	$77,612	$246,604
Adjustment of fixed income investments from contract value to fair value at end of year	3,776	(274)
Adjustment of fixed income investments from contract value to fair value at beginning of year	274	--
Net appreciation in investments per the Form 5500	$81,662	$246,330

Schedule I

PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(in thousands of dollars)

Identity of issue, borrower or similar party	Description of investment	Cost	Fair Value

Corporate Stock - Preferred
*PFIZER INC	2,168,281 shares	$87,405	$126,903

Corporate Stock - Common
*PFIZER INC	10,395,103 shares	$258,001	$236,281

Common/Collective Trust Funds
*NTGI COLLECTIVE SHORT-TERM INVESTMENT FUND	Money Market Fund	25,641	25,641
MFO BGI EQTY INDEX FUND T	Com. Coll. fund: 10,497,346 units	320,847	487,707
MFO BGI EXTENDED EQUITY MARKET FUND K	Com. Coll. fund: 3,692,657 units	105,761	156,827
MFO BGI US DEBT INDEX FD K	Com. Coll. fund: 10,002,705 units	217,594	230,862
MFO CAPITAL GUARDIAN INTERNATIONAL (NON-US) EQUITY FUND UNIT CLASS I	Com. Coll. Fund: 11,666,263 units	173,955	287,107
Total Common/Collective Trust Funds		$843,798	$1,188,144

Registered Investment Companies
MFD FIDELITY GROWTH COMPANY FUND	Mutual fund: 2,684,477 units	148,519	222,758
MFO DODGE & COX STOCK FD OPEN END FD	Mutual fund: 1,415,361 units	172,621	195,688
Total Registered Investment Companies		$321,140	$418,446

Self-Directed Brokerage Account			$28,219

Synthetic Investment Contracts
AIG Financial Products Corp. Landesbank Contract No. 1005263	Global wrap: 56,890,722 units; interest rate: 5.2%	56,891	58,372
JP Morgan Chase Contract No. APHARMACIA-02-07	Global wrap: 56,890,722 units: interest rate: 5.2%	56,891	58,376
Rabobank Nederland Contract No. UP060701	Global wrap: 56,890,722 units: interest rate: 5.2%	56,891	58,377
State Street Bank & Trust Co Boston Contract No. 107065	Global wrap: 56,890,722 units: interest rate: 5.2%	56,891	58,394
AEGON Global Wrap Contract No. CDA0003TR	Global wrap: 349,755,137 units: blended interest rate: 4.97%	349,755	347,575
Total Synthetic Investment Contracts		$577,319	$581,094

*Participant Loans	3,113 Loans,
	Interest rate: 4.75% - 10.5%
	Maturity date range: Jan. 2008 - Dec. 2017		$23,321

Grand Total			$2,602,408

* Party-in-Interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

Schedule II

PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2007
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc*	Common stock; 112 purchases	$76,186	$--	$76,186	$76,186	$--

Pfizer Inc*	Common stock; 236 sales	$--	$114,045	$114,987	$114,045	$(942)
Pfizer Inc*	Preferred stock; 250 sales	$--	$70,989	$43,317	$70,989	$27,672

*Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee - U.S. Plans have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Administrative Committee- U.S. Plans

Date:  June 25, 2008

Exhibit 23.1

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 25, 2008, relating to the statements of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee
June 25, 2008